Exhibit 99.1

Sky-mobi Limited Forms A Special Committee to Review Preliminary Non-Binding “Going Private” Proposal

HANGZHOU, China, June 27, 2016 (GLOBE NEWSWIRE) -- Sky-mobi Limited ("Sky-mobi" or the "Company") (Nasdaq: MOBI), a mobile application platform and game publisher in China, today announced that its board of directors (the "Board”) has formed a special committee (the “Special Committee”) to consider the previously announced preliminary non-binding "going private" proposal (the “Proposal”) that the Board received on June 23, 2016 from Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, Xplane Limited and Mobi Joy Limited (collectively, the “Buyer Group”) proposing a “going private” transaction to acquire all of the outstanding common shares of Sky-mobi not already beneficially owned by the Buyer Group.

The Special Committee is composed of Mr. Wei Zhou, who is an independent director of the Company and is unaffiliated with the Proposal, and Mr. Carl Yeung, who is a non-executive and disinterested director of the Company and is unaffiliated with the Proposal. Mr. Zhou will chair the Special Committee. The Special Committee intends to retain independent legal and financial advisors to assist it in the process of reviewing and evaluating the Proposal.

The Board cautions the Company's shareholders and others considering trading in the Company’s securities that neither the Board nor the Special Committee has made any decision with respect to the Company's response to the Proposal. There can be no assurance that any definitive offer will be made by members of the Buyer Group or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may," "will," "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues" or other similar expressions, the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company's mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

For investor and media inquiries please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com